SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Garrett Motion Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

366505105

(CUSIP Number)

Jennifer M. Pulick

Keyframe Capital Partners, L.P.

65 East 55th Street, 35th Floor

New York, New York 10022

(212) 380-5800

with a copy to

Robert A. Profusek

Jones Day

250 Vesey Street

New York, New York 10281

(212) 326-3800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 21, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 366505105

Page 2 of 3 Pages

Explanatory Note

This Amendment No. 3 amends the statement on Schedule 13D filed with the Securities and Exchange Commission by Keyframe Fund I, L.P., Keyframe Fund II, L.P., Keyframe Fund III, L.P., Keyframe Fund IV, L.P., Keyframe Capital Advisors, L.L.C., Keyframe Capital Partners, L.P., Keyframe Capital Partners GP, L.L.C. and Mr. John R. Rapaport (collectively, the “Reporting Persons”) on October 29, 2020 (as amended, the “Schedule 13D”) with respect to shares of common stock, $0.001 par value per share (the “Shares”) of Garrett Motion Inc. (the “Company”). Capitalized terms used but not otherwise defined herein have the meanings set forth in the Schedule 13D.

Item 4.	Purpose of Transaction

On December 21, 2020, counsel representing the Equity Commitment Parties and Honeywell sent a letter (the “December 21 Letter”) to the Company’s counsel regarding potential modifications to the Proposed Plan contemplated by the Second A&R Coordination Agreement. The December 21 Letter is attached hereto as Exhibit 99.1 and incorporated herein by reference.

On December 22, 2020, the Equity Commitment Parties entered into the Third Amended and Restated Coordination Agreement (including the term sheet attached thereto, the “Third A&R Coordination Agreement”), by and among the Equity Commitment Parties, Honeywell and the Consenting Noteholders (as defined therein), in anticipation of submitting an alternative proposal for a plan of reorganization to the Company. The Third A&R Coordination Agreement amended and restated the Second A&R Coordination Agreement, entered into by the Equity Commitment Parties, Honeywell and the Consenting Noteholders on November 2, 2020, to (1) incorporate certain economic changes to the Proposed Plan and (2) extend the milestones for filing a plan and consummating the Proposed Plan. The foregoing description of the Third A&R Coordination Agreement is qualified in its entirety by the terms and conditions of Third A&R Coordination Agreement, which is filed as Exhibit 99.2 hereto.

The Proposed Plan and any potential modifications thereto have not been approved by the Company and are subject to milestones and conditions that may not occur or be satisfied. As such, there is no assurance that the Proposed Plan will be completed on the terms set forth in the December 21 Letter or the Third A&R Coordination Agreement, or at all.

The Shareholder Parties by themselves or with the Equity Commitment Parties, Honeywell and the Consenting Noteholders (to the extent they own Shares) may be deemed to constitute a group for purposes of Rule 13d-3 under the Act. The Reporting Persons anticipate that the other Equity Commitment Parties, Honeywell and the Consenting Noteholders will file separate statements of beneficial ownership on Schedule 13D pursuant to Rule 13d-1(k)(2) under the Act, and any amendments thereto, containing their required information. The Reporting Persons assume no responsibility for the information contained in any filings by any other person. The Reporting Persons expressly disclaim beneficial ownership of any securities beneficially owned or acquired by any other person except to the extent of their pecuniary interest therein. As of the date of this Amendment No. 3, based on information provided by the other Equity Commitment Parties, Honeywell and the Consenting Noteholders, the Reporting Persons believe that the Equity Commitment Parties, Honeywell and the Consenting Noteholders beneficially own in the aggregate 57.4% of the 75,788,279 outstanding Shares, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2020.

Item 7.	Materials to be Filed as Exhibits

The following documents are filed as exhibits to this statement:

Exhibit 99.1	Letter dated December 21, 2020

Exhibit 99.2	Third Amended and Restated Coordination Agreement, dated December 22, 2020, by and among the parties identified therein.

CUSIP No. 366505105

Page 3 of 3 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2020

Keyframe Fund I, L.P.
By:	Keyframe Capital Advisors, L.L.C. its General Partner
By:	/s/ John R. Rapaport
	Name:	John R. Rapaport
	Title:	Managing Member

Keyframe Fund II, L.P.
By:	Keyframe Capital Advisors, L.L.C. its General Partner
By:	/s/ John R. Rapaport
	Name:	John R. Rapaport
	Title:	Managing Member

Keyframe Fund III, L.P.
By:	Keyframe Capital Advisors, L.L.C. its General Partner
By:	/s/ John R. Rapaport
	Name:	John R. Rapaport
	Title:	Managing Member

Keyframe Fund IV, L.P.
By:	Keyframe Capital Advisors, L.L.C. its General Partner
By:	/s/ John R. Rapaport
	Name:	John R. Rapaport
	Title:	Managing Member

Keyframe Capital Advisors, L.L.C.
By:	/s/ John R. Rapaport
	Name:	John R. Rapaport
	Title:	Managing Member

Keyframe Capital Partners, L.P.
By:	/s/ John R. Rapaport
	Name:	John R. Rapaport
	Title:	Chief Investment Officer and Managing Partner

Keyframe Partners GP, L.L.C.
By:	/s/ John R. Rapaport
	Name:	John R. Rapaport
	Title:	Managing Member

/s/ John R. Rapaport
John R. Rapaport